One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 +1 617 728 7100 Main +1 617 275 8384 Fax www.dechert.com
Kaitlin McGrath kaitlin.mcgrath@dechert.com +1 617 728 7116 Direct +1 617 275 8395 Fax

August 5, 2021

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonny Oh

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) — File Nos. 333-183173 and 811- 22733; Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on May 13, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 32 under the Securities Act of 1933, as amended, and Amendment No. 35 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on March 30, 2021, accession no. 0001133228-21-001764 (the “Registration Statement”) relating to the registration of John Hancock Mortgage Backed Securities ETF (the “Fund”), a new series of the Registrant.

For convenience, I have set forth each comment below, followed by the Registrant’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

General Comments

1.	Comment – Please confirm that the Fund will comply with the website disclosure requirements under Rule 6c-11(c)(1)(i) – (vi) of the 1940 Act.

Response – The Registrant so confirms.

2.	Comment - The Staff notes that certain information is missing from the Registration Statement. Please include all missing information in the definitive filing.

Response – The Registrant respectfully acknowledges the comment and has included all missing information in the definitive filing.

3.	Comment – Please provide for the Staff’s review the completed fee table under “Fund summary — Fees and expenses” as part of this letter.

August 5, 2021 Page 2

Response – The fee table for the Fund is included in Appendix A to this letter.

4.	Comment – Please submit an EDGAR correspondence filing responding to these comments, addressed to Mr. Sonny Oh.

Response – The Registrant respectfully acknowledges the comment.

Prospectus

5.	Comment – Under “Fund summary — Fees and expenses,” parenthetical “h” to the second footnote refers to “short dividend expense.” Please confirm if this is a principal investment strategy and, if so, if it is covered in other expenses.

Response – The Registrant does not anticipate that the Fund will have any “short dividend expense” during the Fund’s first year of operations, but confirms that if such expenses were anticipated they would be included in the line item for “Other expenses,” except that if such fees were to exceed 0.01% the Fund would add a separate line item to the table in accordance with Form N-1A.

6.	Comment – Under “Fund Summary — Fees and expenses,” please confirm and state supplementally that any contractual waivers will be in effect for at least a one year period from the date of effectiveness of the registration statement. Please also state supplementally whether the investment adviser has the ability to recoup amounts waived or reimbursed under the contractual expense limitation arrangement. If so, please disclose the conditions under which recoupment may take place.

Response – The Registrant confirms that any contractual waivers will be in effect for at least one year from the date of effectiveness, and further notes that waived or reimbursed expenses are not subject to recoupment by the adviser.

7.	Comment – Under “Fund summary — Expense example,” please confirm that the expense example reflects the effect of contractual fee limitations only for the periods described in the fee table, and add disclosure to this effect.

Response – The Registrant confirms that the expense example reflects the effect of contractual fee limitations only for the periods described in the fee table, as permitted by Item 3, Instruction 4(a). However, as Form N-1A does not require disclosure related to this approach, the Registrant respectfully declines to make any changes in response to this comment.

8.	Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[t]he fund may invest in mortgage-related securities issued or guaranteed by U.S. governmental entities and privately issued mortgage-related securities. These may include residential mortgage-backed securities and commercial mortgage-backed securities, and may be rated investment grade or below.” Given the liquidity profile of these investments, please explain how the Registrant determined that the Fund’s investment strategy is appropriate for the open-end structure. The Staff notes that the response should include general market data on these types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. See Investment Company Liquidity Risk Management Program, 1940 Act Rel. No. 32315, dated October 13, 2016, pages 154-155.

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Response – As a general matter, the Registrant believes that these types of investments do not present an inherently high degree of liquidity risk. The Registrant notes that there are many open-end funds in the industry that invest in mortgage-related securities issued or guaranteed by U.S. governmental entities and privately issued mortgage-related securities, including residential mortgage-backed securities and commercial mortgage-backed securities, which may be rated investment grade or below. Additionally, the Registrant confirms that, pursuant to Rule 22e-4(iv), the Fund will not acquire any illiquid investment, if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments.

John Hancock Investment Management LLC and John Hancock Variable Trust Advisers LLC (together, “John Hancock”), as administrator of the Fund’s Liquidity Risk Management Program (the “Program”), assess and manage the liquidity risk of the Fund in accordance with Rule 22e-4 under the 1940 Act and the Program. In administering the Program, John Hancock considers a number of factors, including whether the Fund’s investment strategy is appropriate for an open-end fund. John Hancock believes the Fund’s investment strategy is appropriate for an open-end fund and, in making that assessment, considered several factors. The following factors are taken into consideration in our assessment of the appropriateness of an investment strategy for an open-end fund structure: (1) Fund’s ability to meet redemption requests without diluting remaining investors’ interest; (2) portfolio liquidity during normal and reasonably foreseeable stressed conditions; (3) portfolio concentration and holdings of large positions in a particular issue or issuer, including consideration of exposures to securities with extended settlement periods; (4) use of borrowing for investment purposes and derivatives; (5) holdings of cash and cash equivalents; and (6) borrowing arrangements and other funding sources.

Pursuant to the Program, John Hancock assesses the liquidity of each of the Fund’s proposed holdings at different asset levels and classifies them in accordance with the requirements of Rule 22e-4, using a vendor provided model. The asset classification model requires four key parameters in order to conduct the analysis and assign the proper asset classification: (1) Percent of the portfolio to be disposed (i.e., RATS); (2) Transaction cost limits; (3) Liquidity surface assignments for each position; and (4) Time it takes to settle the trade. The asset classification model offered by our vendor uses market data sourced from a number of different providers in order to model and calibrate their universe of liquidity surfaces, which are maintained at the security, issuer or market segment level.

9.	Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[t]he manager focuses on bottom-up sector allocation and security selection in making investment decisions.” Please identify the sectors in which the Fund will invest and please explain whether the Fund intends to concentrate in any such sectors.

Response – The Registrant notes that Fund does not intend to focus its investments in any particular economic sector on an ongoing basis. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

August 5, 2021 Page 4

10.	Comment – The disclosure under “Fund summary — Principal investment strategies” states that “[t]he fund may engage in derivatives transactions, including credit default swaps, foreign currency forward contracts, futures contracts, and options, to reduce risk, obtain efficient market exposure, and/or enhance investment returns.” Please confirm supplementally whether investment in derivatives will count towards the Fund’s 80% policy, and if so please explain how investments in derivatives will be valued for such purposes. Please also ensure that the Fund’s derivatives disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response – The Registrant reserves the right to use derivatives to count towards the Fund’s 80% Policy. The Fund generally uses market value, and not notional value, to value derivatives in connection with its 80% Policy. The Registrant also confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

11.	Comment – Under “Fund summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response – The Registrant respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Registrant further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. However, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Registrant includes the following disclosure in the introductory paragraph under the heading “Fund summary — Principal risks:”

The fund’s main risks are listed below in alphabetical order, not in order of importance.

12.	Comment – If the Fund intends to transact primarily in cash rather than in-kind, please include cash transactions risk disclosure.

Response – The Registrant has added the following “Cash Transactions Risk” under “Fund Summary – Principal risks”:

Cash transactions risk. The fund intends to effect some or all of its creation and redemption transactions using cash, rather than in-kind securities. As a result, an investment in the fund may be less tax-efficient than an investment in an ETF that effects all of its creation and redemption transactions in-kind.

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The Registrant has also added the following “Cash Transactions Risk” under “Fund details — Principal risks of investing”:

Cash transactions risk. The fund intends to effect some or all of its creation and redemption transactions using cash, rather than in-kind securities. In order to obtain the cash needed to distribute redemption proceeds, the fund may be required to sell portfolio securities which may cause the fund to recognize capital gains or losses and incur higher brokerage costs. As a result, an investment in the fund may be less tax-efficient than an investment in an ETF that effects all of its creation and redemption transactions in-kind.

13.	Comment – The Staff notes that the “Foreign securities risk” under “Fund summary — Principal risks,” references depositary receipts. Please confirm whether depositary receipts are a principal investment strategy for the Fund and, if so, please add disclosure under “Fund summary — Principal investment strategies” and “Fund details — Principal risks of investing” to that effect.

Response – The Registrant confirms that depositary receipts are not a principal investment strategy for the Fund. Therefore, no changes are necessary in response to this comment.

14.	Comment – The Staff notes that the “Mortgage-backed and asset-backed securities risk” under “Fund summary – Principal risks,” includes disclosure regarding “TBA mortgage contracts.” Please revise the disclosure to define the term “TBA.”

Response – The Registrant has made the requested change.

15.	Comment – While past performance is not shown in the “Fund summary — Past performance” section because the Fund has not yet commenced operations, please supplementally provide the broad-based market index the Fund intends to use when it is appropriate to display past performance in this section.

Response – It is anticipated that the broad-based market index will be the Bloomberg Barclays US Mortgage Backed Securities Index, but the Registrant respectfully notes that the advisor may determine to select a different broad-based market index when preparing the performance disclosure in the future.

16.	Comment – In “Fund summary — Portfolio management” and “Who’s who — Subadvisor,” please state the year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception. In addition, under “Who’s who – Subadvisor,” please add disclosure stating that the portfolio managers are primarily responsible for day-to-day management of the Fund.

Response – Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. With respect to the Staff’s comment regarding the portfolio managers’ responsibility for day-to-day management of the Fund, the Registrant notes that the following disclosure is included in the second paragraph under “Who’s who – Subadvisor”:

August 5, 2021 Page 6

These managers are jointly and primarily responsible for the day-to-day management of the fund’s portfolio.

Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

17.	Comment – In “Fund details — Additional investment strategies,” please disclose if the investment strategies included in that section are principal investment strategies or non-principal investment strategies. If they are principal investment strategies, please include corresponding disclosure in “Fund summary — Principal investment strategies.”

Response – The Registrant notes that the investment strategies in the “Additional investment strategies” section are non-principal investment strategies of the Fund. The Registrant also notes that this section of the statutory portion of the Prospectus is a distinct section and is separate from the “Principal investment strategies” section. The Registrant believes this presentation clearly identifies the principal and non-principal investment strategies of the Fund and is permitted by Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

18.	Comment – Under “Fund details — Temporary defensive investing,” please provide more detail as to the extent the Fund may deviate during any transition periods.

Response – The Registrant believes the current disclosure is sufficiently clear and notes that additional disclosure is not required by Form N-1A. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

19.	Comment – Under “Fund details — Principal risks of investing — Liquidity risk,” the Fund states “Because market makers provide stability to fixed-income markets, the significant reduction in dealer inventories could lead to decreased liquidity and increased volatility, which may become exacerbated during periods of economic or political stress.” Please add disclosure explaining that decreased liquidity could lead to greater spreads between the market price of the Fund’s shares and the underlying value of the Fund’s portfolio securities.

Response – The Registrant notes that the following disclosure is included under “Fund details — Principal risks of investing — ETF Trading Risk”: “The bid-ask spread may vary over time based on the fund’s trading volume and market liquidity and may increase as a result of a decrease in the fund’s trading volume, the spread of the fund’s underlying securities, or reduced market liquidity.” Therefore, the Registrant respectfully declines to make any changes in response to this comment.

20.	Comment – In “Fund details — Additional risks of investing,” please disclose if the risks in that section are principal risks or non-principal risks. If they are principal risks, please include corresponding disclosure in “Fund summary — Principal risks.” If they are non-principal risks, please relocate the disclosure to the SAI.

August 5, 2021 Page 7

Response – The Registrant notes that the risks in the “Additional risks of investing” section are non-principal risks of the Fund. The Registrant also notes that this section of the statutory portion of the Prospectus is a distinct section and is separate from the “Principal Risks of Investing” section. The Registrant believes this presentation clearly identifies the principal and non-principal risks of the Fund and is permitted by Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

21.	Comment – In “Fund details — Who’s who — Management fee,” please disclose the period to be covered by the shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A, not necessarily the exact date of the report.

Response – The Registrant respectfully notes that current disclosure states: “The basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Registrant believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

22.	Comment – In “Fund details — Who’s who — Management fee,” please identify all applicable funds upon whose assets the management fee is based.

Response – The Registrant believes that the current disclosure is consistent with the requirements of Form N-1A, and notes that an Amendment to the Advisory Agreement pertaining to the Fund will be filed as an exhibit to the Registration Statement.

23.	Comment – Under the heading “Fund details — Additional information about fund expenses,” please include a discussion of the Funds’ contractual waivers that are disclosed in the “Annual Fund Operating Expenses” tables.

Response — The Registrant respectfully notes that General Instruction C.3.(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” As the contractual fee waiver information is disclosed in response to Item 3 of Form N-1A it need not be repeated under “Who’s who—Additional information about fund expenses.” The Registrant further notes that it discloses contractual waivers that impact the fee table in footnotes to the fee table (as required by Item 3 of Form N-1A), but discloses contractual waivers that do not impact the fee table and voluntary waivers in “Who’s who - Additional information about fund expenses.” Therefore, the Registrant respectfully declines to make any changes in response to this comment.

24.	Comment – Please confirm that the disclosure contained under “Shareholder information — Buying and selling shares — Rule 12b-1 fees” is consistent with the fee table in the “Fund summary” section of the prospectus.

Response – The Registrant confirms the disclosure is consistent with the fee table in the “Fund summary” section.

August 5, 2021 Page 8

25.	Comment – Under “Shareholder Information — Creations and Redemptions,” the Fund states “Under normal market conditions, the fund typically expects to meet redemption requests through holdings of cash or cash equivalents or through sales of portfolio securities, and may access other available liquidity facilities.” Please explain supplementally whether the Fund intends to primarily engage in cash transactions, in-kind transactions, or a hybrid of cash and in-kind transactions.

Response – The Registrant expects that the Fund will primarily engage in cash transactions. The Fund reserves the right to transact in-kind, however, and the Registrant notes that the Fund may decide to effect a more significant portion of its transactions in-kind in the future.

26.	Comment – The Staff notes that the disclosure included under “Other Information — Intraday value” is not required by Rule 6c-11 under the 1940 Act. If the Fund intends to continue to include this disclosure, please consider disclosing how (a) the intraday value of the Fund’s shares (IOPV) is calculated (i.e., whether the IOPV is based on the index, on the portfolio or on the basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes). Please disclose whether the Fund may use stale values under certain circumstances or some other element that might adversely affect the use of IOPV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk in the applicable sections of the prospectus.

Response – The Registrant believes the current disclosure adequately describes the limitations associated with the IOPV and notes that additional disclosure is not required by Form N-1A. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

Statement of Additional Information and Part C

27.	Comment – Please confirm that all SAI and Part C disclosure will be provided as of the most recent calendar year, fiscal year, or specific time period or date, as required by Form N-1A.

Response – The Registrant so confirms.

28.	Comment – Under “Investment Management Arrangements and Other Services — Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response – The Registrant respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.

29.	Comment – Please confirm that all required exhibits will be hyperlinked in the definitive filing.

Response – The Registrant so confirms.

The Registrant, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at 617-728-7116.

August 5, 2021 Page 9

Sincerely,

Kaitlin McGrath

cc: Sarah M. Coutu

Christopher P. Harvey

Allison M. Fumai

Katherine Shorey

August 5, 2021 Page 10

Appendix A

The final fee table is shown below:

FEES AND EXPENSES

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.34
Other expenses[1]	0.38
Total annual fund operating expenses	0.72
Contractual expense reimbursement[2]	–0.33
Total annual fund operating expenses after expense reimbursements	0.39

1	”Other expenses” have been estimated for the fund’s first year of operations.
2	The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.39% of average daily net assets. Expenses means all the expenses of the fund, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) borrowing costs, (f) prime brokerage fees, (g) acquired fund fees and expenses paid indirectly, and (h) short dividend expense. This agreement expires on August 31, 2022, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or to reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2023, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. Please see below a hypothetical example showing the expenses of a $10,000 investment in the fund for the time periods indicated assuming you redeem all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. The example does not take into account brokerage commissions that you may pay on your purchases and sales of shares of the fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)
1 Year	40
3 Years	197